Exhibit 99.2

CONSENT OF JON D. KLINE

The undersigned hereby consents to being named in the Registration Statement on Form S-11 of KBS Growth & Income REIT, Inc. and the related Prospectus and any and all amendments thereto as a person who is expected to become a director of KBS Growth & Income REIT, Inc. upon election by the board of directors to fill an existing vacancy.

Dated: July 20, 2015

By:	/s/ Jon D. Kline
Jon D. Kline